NEWS RELEASE

PERPETUAL ENERGY INC. RELEASES FIRST

QUARTER 2011 FINANCIAL AND OPERATING RESULTS, ANNOUNCES UNDEVELOPED LAND DISPOSITION AND EXPANDED 2011 CAPITAL PROGRAM, AND ESTABLISHES MAY 2011 DIVIDEND

Calgary, AB – May 17, 2011 - (TSX:PMT) – Perpetual Energy Inc. (“Perpetual” or the “Corporation”) releases its financial and operating results for the first quarter of 2011. A copy of Perpetual’s unaudited interim consolidated financial statements and related notes and management’s discussion and analysis (“MD&A”) for the three months ended March 31, 2011 and 2010 can be obtained through the Corporation’s website at www.perpetualenergyinc.com and SEDAR at www.sedar.com.

The Corporation is pleased to announce that on May 16, 2011, Perpetual closed the sale of 21 gross (12 net) sections of undeveloped Cardium rights in the Carrot Creek area for $14 million, bringing total disposition proceeds to $22.5 million in 2011. Perpetual retained all existing Cardium production as well as an additional 24 net sections of undeveloped Cardium lands in the greater Carrot Creek area. The Corporation evaluates select asset dispositions on an ongoing basis to align its asset base with future investment strategies and business objectives.

Perpetual is also pleased to announce an expansion to its planned capital expenditures for full year 2011 to $135 million, up from the $90 million capital program previously budgeted. For several years the Corporation has been evolving its asset base to provide an element of strong diversified growth for its shareholders. With positive results on several of Perpetual’s oil and liquids-rich gas strategies over the past year, the Corporation is now positioned to allocate more capital to those projects. Following the successful results in its Wilrich liquids-rich gas program at Edson and positive preliminary production performance from development drilling on several conventional heavy oil assets in the Mannville area of east central Alberta, the expanded capital program will accelerate Perpetual’s commodity diversification strategy. The Corporation expects to exit 2011 with approximately 153 MMcfe/d of production with a commodity split of 12.5 percent oil and natural gas liquids (3,200 bbl/d), up from an average of 6.9 percent (1,620 bbl/d) oil and natural gas liquids in Q1 2011, thereby substantially strengthening future funds flow.

Perpetual also announces that its dividend to be paid on June 15, 2011 in respect of income received by Perpetual for the month of May 2011, for shareholders of record on May 31, 2011, will be $0.015 per share. The ex-dividend date is May 27, 2011. The May 2011 dividend brings cumulative dividends (including distributions paid since the inception of Perpetual’s predecessor, Paramount Energy Trust) to $14.459 per share. With the strong economic potential of the Wilrich play in west central Alberta now well understood and the horizontal development of the Corporation’s growing inventory of conventional heavy oil prospects in eastern Alberta showing significant promise, the reduction in the dividend is driven by Perpetual’s commitment to maximize shareholder value by allocating more capital to those projects and to strengthen its balance sheet by increasing future funds flow in combination with ongoing debt reduction initiatives. Perpetual reviews dividends on a monthly basis. Future dividends are subject to change as dictated by commodity price markets, operations, capital considerations and future business development opportunities.

First Quarter Summary

Operational Highlights

•

Total production decreased six percent to 140.7 MMcfe/d for the first quarter of 2011 from 149.2 MMcfe/d for the comparable quarter in 2010. Natural gas production volumes decreased eight percent to 131.1 MMcf/d for the three months ended March 31, 2011 from 143.0 MMcf/d for the first quarter of 2010, primarily due to the early shut-in of approximately 5.7 MMcf/d of production and subsequent sale of reserves at Liege and non-core property dispositions, partially offset by the Edson Acquisition completed on April 1, 2010 and drilling activity in west central Alberta. Oil and NGL production volumes increased 587 bbl/d or 57 percent to 1,620 bbl/d from the first three months of 2010 due to positive results from capital spending in the Edson and Carrot Creek areas targeting oil and liquids-rich gas and an increased focus on development of several heavy oil pools in eastern Alberta, partially offset by property dispositions.

•

Exploration and development capital spending totaled $51.0 million for the first quarter of 2011, including:

•

Edson Wilrich: Perpetual drilled and completed two wells (2.0 net) and completed an additional two wells (1.5 net) that were drilled in the fourth quarter of 2010. Additional costs were incurred to complete the expansion of the 16-10 compressor station, adding 20 MMcf/d of capacity;

•

Cardium: Four gross wells (3.0 net) were drilled at Carrot Creek, targeting further development of the Cardium light oil play;

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Elmworth Montney: One of Perpetual’s three horizontal wells (1.4 net) was tied in by the operator, and will be tested during the second quarter;

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Bitumen: Nine bitumen evaluation wells were drilled and cored at four of Perpetual’s bitumen properties in northeast Alberta;

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Heavy oil: Drilling activity in the Lloyd and Sparky channels in the Mannville area of Alberta continued in the first quarter, growing production from this area to 500 bbl/d as at March 31, 2011, and further development and downspacing expenditures are planned for the second quarter;

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Viking/Colorado shale gas: Perpetual continued its technical evaluation of this shale resource through geochemical and geomechanical analysis and fracture stimulation modeling; and

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Shallow gas: The Corporation continued to mitigate decline rates on its legacy asset base through recompletions and strategic drilling.

•

Gas storage spending, including the completion of facility construction, the drilling of one additional horizontal well and a portion of a second well, totaled $5.6 million for the current period.

•

Perpetual’s natural gas storage facility at Warwick (“WGSI”) successfully completed its first test cycle March 31, 2011 with withdrawal of 7.8 Bcf. Both the reservoir and facility performance exceeded preliminary expectations. Reservoir modeling, combined with test information from the new horizontal well drilled in the first quarter of 2011, has confirmed performance of the reservoir, wells and facility such that WGSI has established its working gas capacity at 17 Bcf for its second commercial storage cycle which commenced April 1, 2011. Perpetual has budgeted to complete the drilling of the horizontal well, which was spud prior to quarter end, and drill one additional well in the remainder of 2011. The additional horizontal well is expected to further enhance the working gas capacity at the WGSI facility to continue to work towards the targeted 22 to 25 Bcf.

Financial Results

•

Perpetual’s natural gas price before derivatives decreased 20 percent for the three months ended March 31, 2011 to $4.12 per Mcf from $5.16 per Mcf in 2010, as compared to a 30 percent drop in the AECO Monthly Index natural gas price for the same period. The Corporation’s realized gas price was $4.21 per Mcf for the first quarter of 2011, a 56 percent decrease from the comparable quarter in 2010. The 2010 figure included realized gains on derivatives totaling $56.4 million as compared to gains of $1.0 million for the current period. Perpetual had anticipated a low natural gas price environment in 2011 and crystallized $37.3 million in gains on derivatives in the fourth quarter of 2010 related to 2011 financial natural gas contracts, in order to pre-

fund the majority of its capital spending programs for the first three months of 2011. This strategy had the effect of reducing the Corporation’s realized gas price in the current quarter.

•

Funds flow netbacks decreased 70 percent to $1.89 per Mcfe in the first quarter of 2011 from $6.31 per Mcfe in the comparable period for 2010, driven primarily by lower realized gains on derivatives and lower gas prices for the current quarter. As a result of this decrease, funds flow declined to $23.9 million ($0.16 per common share) from $84.6 million ($0.66 per common share) for the first quarter of 2010.

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On March 15, 2011 the Corporation issued $150.0 million of seven-year senior unsecured notes (the “Senior Notes”) for net proceeds of $146.3 million after issue costs. The Senior Notes are direct senior unsecured obligations of Perpetual ranking pari passu with all other present and future unsecured and unsubordinated indebtedness of the Corporation. The Senior Notes bear interest at 8.75%, payable semi-annually, and mature on March 15, 2018.

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Dividends for the first quarter of 2011 totaled $13.3 million or $0.09 per common share consisting of $0.03 per common share paid on February 15, March 15, and April 15 representing a payout ratio of 59.3 percent of funds flow.

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Property dispositions totaled $8.5 million for the three months ended March 31, 2011 The non-core properties disposed were located in the Athabasca core area, and comprised approximately 2 MMcfe/d of production.

Subsequent Events

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On April 25, 2011 Perpetual announced that the Toronto Stock Exchange accepted Perpetual's Notice of Intention to make a Normal Course Issuer Bid (the "Bid") to purchase for cancellation, from time to time, as Perpetual considers advisable, up to a maximum of 7,415,428 of Perpetual's issued and outstanding common shares. Purchases of common shares will be made on the open market through the Toronto Stock Exchange. The maximum number of common shares allowed to be purchased pursuant to the Bid represents approximately five percent of the common shares issued and outstanding on the date of the announcement.

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On May 10, 2011, the Alberta Energy Resources Conservation Board (“ERCB”) released Decision 2011 ABERCB 012: Athabasca Oil Sands Corp., Requests for Interim Shut-in of Gas, Liege Field, Athabasca Oil Sands Area (the “Interim Shut-in Decision”). The Interim Shut-in Decision orders shut-in approximately 321 wells in the Legend/Liege areas effective May 31, 2010. Perpetual holds a 100% interest in one of those wells. In November of 2010, Perpetual disposed of some 70 wells also affected by the Interim Shut-in Decision, but retained operatorship in order to be eligible to receive gas over bitumen financial solution royalty adjustments. Perpetual therefore believes that the Interim Shut-in Decision will not materially affect Perpetual’s future funds flow.

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In May, the Corporation received an independent contingent resource report prepared by McDaniel & Associates Consultants Ltd. (“McDaniel”) for the Corporation’s acreage in the Panny area of northeast Alberta. McDaniel recognized a best estimate of 618 MMbbl Discovered Bitumen Initially in Place (“DBIIP”). The best estimate recoverable contingent resource is estimated at 108 MMbbl. The assignment of recoverable contingent resource is based on three vertical and one horizontal well drilled in the first quarter of 2011, approximately 14 legacy wells and the potential application of cyclic steam stimulation.

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On May 16, Perpetual closed the sale of 21 gross (12 net sections) of undeveloped Cardium rights in the Carrot Creek area for $14 million cash bringing total disposition proceeds to $22.5 million in 2011. Proceeds will be directed towards the Corporation’s expanded 2011 capital program. Perpetual retained all existing Cardium production as well as an additional 24 net sections of undeveloped Cardium lands in the greater Carrot creek area.

Outlook and Sensitivities

The Board of Directors of Perpetual has approved a 2011 capital spending budget of $135 million, of which $56.6 million was spent in the first quarter. Estimated capital spending of $78 million for the last three quarters of 2011 will be directed primarily to oil and liquids-rich projects, with the goal of accelerating Perpetual’s commodity diversification strategy. The Corporation has planned:

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Two net Wilrich development wells to maintain production at the recently expanded 16-10 compressor station at its maximum capacity of 30 MMcf/d;

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Two additional Wilrich delineation wells targeting further expansion of the currently defined Edson prospect inventory;

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One net exploration well targeting the Halfway and Montney formations and one net horizontal well targeting the Dunvegan formation in the Karr area in West Central Alberta to establish production and reserves, and preserve lands;

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An eight well horizontal program, beginning after spring break up, targeting further development of a Sparky heavy oil pool in the Mannville area of east central Alberta;

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Development drilling of 26 deviated wells to increase production and recovery from the regional Lloyd formation pool evaluated in the fourth quarter of 2010;

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A ten well exploratory program of vertical and horizontal wells designed to test the inflow of seven additional Mannville heavy oil pools.  This program will evaluate the development scope for further 2012 infill drilling;

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One additional horizontal well at Warwick to further increase the working gas capacity of the gas storage facility;

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A pilot project to evaluate various prospective fracture stimulation technologies to define the economic development potential of the Corporation’s vast Viking/ Colorado shallow shale gas play in east central Alberta; and

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Reservoir simulation and modeling to assess various technologies for recovery of bitumen from the Bluesky formation at Panny.

The following sensitivity table reflects Perpetual’s projected realized gas price, monthly funds flow and payout ratio, as well as projected ending 2011 net debt at certain AECO natural gas price levels. These sensitivities incorporate a light oil par price at Edmonton of $99 per bbl, a monthly dividend of $0.03 per common share for January to April 2011 and $0.015 per share for May to December, the disposition of undeveloped lands in west central Alberta for proceeds of $14 million in the second quarter of 2011, full year operating costs of $87 million, cash general and administrative expenses of $29 million and an interest rate on bank debt of four percent.

	Average AECO Monthly Index gas price for 2011 ($/GJ)
Full year 2011 funds flow outlook	$3.00	$4.00	$5.00
Natural gas production (MMcf/d)	135	135	135
Oil and NGL production (bbl/d)	2,150	2,150	2,150
Realized gas price ($/Mcfe) (1)	4.53	5.27	6.00
Total funds flow ($millions) (2)	86	120	149
Per Share ($/Share/month)	0.048	0.067	0.084
Payout ratio (%) (2)	41	30	24
Ending net bank debt ($millions) (2)	128	94	64
Ending net debt ($millions) (2)	513	479	449
Ending net bank debt to funds flow ratio (times)	1.7	0.6	0.2
Ending total net debt to funds flow ratio (times)	7.1	3.9	2.7

(1)

The current settled and forward average AECO price for 2011 as of May 16, 2011 is $3.70 per GJ. These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in management’s discussion and analysis.

(2)

Calculated as ending net debt (including convertible debentures and Senior Notes) divided by annual funds flow.

The Corporation expects to exit 2011 with approximately 153 MMcfe/d of production, including 3,200 bbl/d of oil and natural gas liquids (12.5 percent of total production), thereby substantially strengthening future funds flow.

Additional Information

Perpetual’s Annual General Meeting of Shareholders will be held on May 25, 2011 at the Calgary Petroleum Club, 319 - 5 Avenue, S.W., Calgary, Alberta beginning at 9:00 a.m. (MT).

Resource Estimates

This news release contains estimates of "Discovered Bitumen Initially in Place (DBIIP)" and "contingent resources". These terms are not, and should not be confused with, oil and gas reserves.  "Discovered Bitumen Initially in Place (DBIIP)" is defined in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") as that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations prior to production.  The recoverable portion of discovered petroleum initially in place includes production, reserves, and contingent resources; the remainder is unrecoverable.  "Contingent resources" are defined in the COGE Handbook as "those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. It is also appropriate to classify as "contingent resources" the estimated discovered recoverable quantities associated with a project in the early evaluation stage." There is no certainty that the Corporation will produce any portion of the volumes currently classified as "contingent resources" and "DBIIP".  "DBIIP" and "contingent resource" estimates contained herein are presented as the "best estimate" of the quantity that will actually be recovered, effective as of April 30, 2011. A "best estimate" means that it is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate, and if probabilistic methods are used, there should be at least a 50% probability that the quantities actually recovered will equal or exceed the best estimate.  For information regarding the primary contingencies which currently prevent the classification of Perpetual's disclosed "DBIIP" and "contingent resources" associated with the Corporation's Panny acreage as reserves and the positive and negative factors relevant to the "contingent resource" estimate, see the Corporation's press release dated May 16, 2011, a copy of which is available on Perpetual's SEDAR profile at www.sedar.com.

Forward Looking Information

Certain information regarding Perpetual in this news release including management's assessment of future plans and operations and including the information contained under the headings “Subsequent Events” and “Outlook and Sensitivities” above may constitute forward-looking statements under applicable securities laws. The forward looking information includes, without limitation, statements regarding future dividends; expected production and funds flow; expected working gas capacity at the Corporation’s gas storage facility; anticpated operations, drilling, development and the timing thereof; allocation of capital spending; forecast and realized commodity prices; forecast and funding of capital expenditures; use of funds flow; marketing and transportation; reserve estimates; and estimated funds flow sensitivity. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience current conditions and expected future developments pertaining to Perpetual and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Perpetual and described in the forward-looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under “Risk Factors” in the Corporation’s MD&A for the year ended December 31, 2010 and those included in reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (www.sedar.com) and at Perpetual's website (www.perpetualenergyinc.com). Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of Perpetual’s management at the time the information is released and Perpetual disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”). Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and Non-GAAP Measures” section of the Corporation’s MD&A.

Mcf equivalent (Mcfe) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), an Mcfe conversion ratio for oil of 1 Bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

Perpetual is a natural gas-focused Canadian Corporation. Perpetual’s shares and convertible debentures are listed on the Toronto Stock Exchange under the symbol “PMT” and “PMT.DB.C”, “PMT.DB.D” and “PMT.DB.E”, respectively. Further information with respect to Perpetual can be found at its website at www.perpetualenergyinc.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Perpetual Energy Inc. Suite 3200, 605 – 5 Avenue SW Calgary, Alberta, Canada T2P 3H5 Telephone: 403 269-4400 Fax: 403 269-4444 Email: info@perpetualenergyinc.com
Sue Riddell Rose President and Chief Executive Officer Cam Sebastian Vice President, Finance and Chief Financial Officer Claire Gall Investor Relations

FINANCIAL AND OPERATING HIGHLIGHTS	Three Months Ended March 31
($Cdn thousands except volume and per Share amounts)	2011	2010	% Change
Financial
Revenue (1)	61,900	131,340	(53)
Funds flow (2)	23,923	84,623	(72)
Per Share (3)	0.16	0.66	(76)
Cash flow provided by operating activities	15,146	62,662	(76)
Per Share (3)	0.10	0.64	(84)
Net earnings (loss)	(27,260)	20,612	(232)
Per Share (3)	(0.18)	0.16	(213)
Dividends	13,347	19,167	(30)
Per Share (4)	0.09	0.15	(40)
Payout ratio (%) (2)	55.8	22.7	146
Total assets	1,019,987	1,160,225	(12)
Net bank debt outstanding (2)	98,763	259,552	(62)
Senior notes, at principal amount	150,000	-	100
Convertible debentures, at principal amount	234,897	230,168	2
Total net debt (2)	483,660	489,720	(1)
Shareholders’ equity	163,656	(916,673)	82
Capital expenditures
Exploration, development and gas storage	56,542	38,525	47
Acquisitions, net of dispositions	(8,435)	21,947	(138)
Other	99	100	(1)
Net capital expenditures	48,206	60,369	(20)
Common Shares outstanding (thousands)
End of period	148,309	128,591	(15)
Weighted average	148,293	127,394	(16)
May 12, 2011	148,319
Operating
Daily average production
Natural gas (MMcf/d) (6)	131.1	143.0	(8)
Oil and NGL (bbl/d) (6)	1,620	1,033	57
Total (MMcfe/d) (6)	140.7	149.2	(6)
Gas over bitumen deemed production (MMcf/d) (5)	22.7	26.3	(14)
Average daily (actual and deemed - MMcfe/d) (5)	163.4	175.5	(7)
Per Common Share (cubic feet equivalent/d/Share) (3)	1.10	1.38	(20)
Average prices
Natural gas, before derivatives ($/Mcf)	4.12	5.16	(20)
Natural gas, including derivatives ($/Mcf)	4.21	9.55	(56)
Oil and NGL ($/bbl)	66.23	72.07	(8)
Land (thousands of net acres)
Undeveloped land holdings	1,876	2,093	(10)
Drilling (wells drilled gross/net)
Gas	4/3.5	30/27	(87)/(87)
Gas storage	1/1	1/1	-/-
Oil	9/8.0	-/-	100/100
Oil sands evaluation	7/7.0	-/-	100/100
Total	21/19.5	31/28	(32)/(30)
Success rate (%)	100/100	97/96	3/4

(1)	Revenue includes realized gains (losses) on derivatives and call option premiums received.
(2)	These are non-GAAP measures. Please refer to “Significant Accounting Policies and Non-GAAP Measures” included in management’s discussion and analysis.
(3)	Based on weighted average Common Shares outstanding for the period.
(4)	Based on Common Shares outstanding at each dividend date.
(5)	The deemed production volume describes all gas shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the Alberta Energy and Utilities Board (“AEUB”), or through correspondence in relation to an AEUB ID 99-1 application. This deemed production volume is not actual gas sales but represents shut-in gas that is the basis of the gas over bitumen financial solution which is received monthly from the Alberta Crown as a reduction against other royalties payable.
(6)	Production amounts are based on the Trust’s interest before royalties.